

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 12, 2018

Via E-Mail
Charles E. Owens
President and Chief Executive Officer
Construction Partners, Inc.
290 Healthwest Drive, Suite 2
Dothan, Alabama 36303

>   **Re: Construction Partners, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted January 26, 2018**
>   **CIK No. 1718227**

Dear Mr. Owens:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Properties, page 73

1. We are continuing to evaluate your response to comment seven relating to mining property disclosures in our letter dated January 16, 2018. Additional comments may be forthcoming.

Charles E. Owens
Construction Partners, Inc.
February 12, 2018
Page 2

<u>Consolidated Financial Statements</u>

<u>Note 2 – Significant Accounting Policies, page F-7</u>

<u>Property, Plant and Equipment, page F-10</u>

2. We note your response to comment 13 in our letter dated January 16, 2018. It remains unclear whether or not the quarries you acquired include mineral/mining rights assets and how you account for such rights. Please clarify in your next response. To the extent the properties you acquired include mineral/mining rights, please explain why you have not ascribed any value to such rights in your preliminary purchase price allocation on page F-17. We note you have preliminarily recognized goodwill associated with this business combination. Refer to ASC 930-805-05-1 for guidance regarding mineral rights.

3. We note your response to comment 14 in our letter dated January 16, 2018. Please explain why you have not ascribed any purchase price to value beyond proven and probable reserves (i.e. measured, indicated and inferred resources) in accordance with ASC 930-805-30-1. We again note you have preliminarily recognized goodwill associated with this business combination. It appears you may have unrecognized assets in your preliminary purchase price allocation.

<u>Note 4- Business Acquisition, page F-17</u>

4. We note your response to comment 16 in our letter dated January 16, 2018. We note you clarified on page F-17 and in your response, that you acquired a business involving certain sand and gravel mining operations. We continue to note on pages 5 and 63, your disclosures state you completed an "asset acquisition". Please ensure your characterization of this transaction is consistent throughout your filing.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

<u>Via E-Mail</u>
CC: Garrett DeVries, Esq.
Sean Gurgle, Esq.